# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bradbury Capital Inc., CIK 0001986694
CUSIP: G87646108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Unit No. 16-04, Level 16, Imazium No. 8, Jalan SS21/37, Damansara Uptown, Petaling Jaya, Selangor, Malaysia (N8), 47400
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0002159016
Persons authorized to receive notices and communications: Loo See Yuen, Suite 5106-07, 51st Floor, The Center,, 99 Queens Road Central, Central, Hong Kong, Hong Kong (K3), 00000, 65 97928758

## Reporting persons
- Loo See Yuen (CIK 0002159016): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 0; shared voting power 14,725,000; sole dispositive power 0; shared dispositive power 14,725,000; aggregate amount beneficially owned 14,725,000 (52.66% of the class)
  Comment: Bradbury Private Investment XVIII is the record holder of 14,100,000 shares of the issuer's Ordinary Shares. Loo See Yuen is the director and sole shareholder of Bradbury Private Investment XVIII and is deemed to share beneficial ownership of the securities held by Bradbury Private Investment XVIII.
- Bradbury Private Investment XVIII: type of reporting person: investment company (IV); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 14,100,000; sole dispositive power 0; shared dispositive power 14,100,000; aggregate amount beneficially owned 14,100,000 (50.43% of the class)
  Comment: Bradbury Private Investment XVIII is the record holder of 14,100,000 shares of the issuer's Ordinary Shares. Loo See Yuen is the director and sole shareholder of Bradbury Private Investment XVIII and is deemed to share beneficial ownership of the securities held by Bradbury Private Investment XVIII.
- Bradbury Private Equity Fund E: type of reporting person: investment company (IV); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (2.24% of the class)
  Comment: Bradbury Private Equity Fund E is the record holder of 625,000 shares of the issuer's Ordinary Shares. Loo See Yuen is a director and sole shareholder of Bradbury Private Equity Fund E and is deemed to share beneficial ownership of the securities held by Bradbury Private Equity Fund E.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Bradbury Capital Inc.
Address of issuer's principal executive offices: Unit No. 16-04, Level 16, Imazium No. 8, Jalan SS21/37, Damansara Uptown, Petaling Jaya, Selangor, Malaysia (N8), 47400

## Item 2. Identity and Background
Name of person filing: Loo See Yuen
Residence or business address: c/o Bradbury Capital Inc., Unit No. 16-04, Level 16, Imazium No. 8, Jalan SS21/37, Damansara Uptown, Petaling Jaya, Selangor, Malaysia 47400
Present principal occupation or employment: Chief Executive Officer and Director of Issuer
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Malaysia

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The responses to Item 4 of this Schedule 13D are incorporated by reference in this Item 3.

On October 6, 2026, Technology & Telecommunication Acquisition Corporation, a Cayman Islands exempted company (the "SPAC") and TETE Technologies Inc. (the "Company"), completed a business combination (the "Business Combination") with Bradbury Capital Holdings Inc., a Cayman Islands exempted company ("Bradbury Holdings"). Upon the closing of the Business Combination, the Company changed its name to Bradbury Capital Inc.

As a result of the Business Combination, the Company's ordinary shares and warrants began trading on Nasdaq under the symbols BBCI and BBCIW, as applicable, on October 7, 2026.

The Business Combination was completed pursuant to the Amended and Restated Agreement and Plan of Merger dated as of August 2, 2023, by and among the SPAC, the Company, Bradbury Holdings and the other parties thereto (the "Merger Agreement"). Pursuant to the Merger Agreement, the aggregate consideration for the Business Combination was $1,100,000,000, payable in the form of 110,000,000 newly issued Ordinary Shares of the Company valued at $10.00 per share, of which $235,000,000 was paid at Closing (the "Closing Payment Shares") with the remaining $865,000,000 payable subject to the earn-out provisions set forth in the Merger Agreement, to Bradbury Holdings and its shareholders in accordance with the terms of the Merger Agreement. The Closing Payment Shares were allocated pro rata to each shareholder of Bradbury Holdings. Bradbury Private Investment XVIII, as a shareholder of Bradbury Holdings, received 14,100,00 shares of Ordinary Shares as part of it pro rata portion of the Closing Payment Shares. Loo See Yuen is the director and sole shareholder of Bradbury Private Investment XVIII.

In connection with the Merger, the Loo See Yuen entered into a Lock-up Agreement, pursuant to which Mr. Loo, subject to certain customary exceptions, agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares held by the Mr. Loo or his affiliates (the "Lock-Up Shares"), or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to the Lock-Up Shares until the date that is six months after the Closing; provided, however, that the restrictions set forth in the Lock-up Agreement shall not apply to certain of the shares as set forth in each of the Lock-up Agreement. Notwithstanding the foregoing, if after the Closing, there is a "Change of Control" of the issuer (as defined in the Lock-up Agreement), all of the shares shall be released from the restrictions set forth therein. The foregoing descriptions of the Merger Agreement and Lock-Up Agreement are qualified in their entirety by reference to the Merger Agreement and the form of the Lock-Up Agreement which are filed as exhibits to the Registration Statement on Form-4 filed with the Securities and Exchange Commission on March 9, 2026, and declared effective on March 20, 2026 (the "Registration Statement"), and are incorporated herein by reference.

The SPAC and Bradbury Holdings are parties to a subscription agreement (the "Subscription Agreement") with Bradbury Private Equity Fund E (the "PIPE Investor") pursuant to which the PIPE Investor purchased 625,000 Ordinary Shares of the Company at a price of $8.00 per share for an aggregate purchase price of US$5,000,000. The private placement was consummated substantially concurrently with the Closing. Loo See Yuen, our Chief Executive Officer and Director, serves as a director of the PIPE Investor and is its sole shareholder.

## Item 4. Purpose of Transaction
Purpose of transaction:
The acquisition by the Loo See Yuen/ Bradbury Private Investment XVIII/Bradbury Private Equity Fund E of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, Loo See Yuen may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. Loo See Yuen intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Loo See Yuen, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

As a director, executive officer and significant beneficial stockholder in the Company, Loo See Yuen may vote his shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company and or to obtain working capital through the private placement of securities of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

Additional Disclosure

Except as set forth above in this statement, Loo See Yuen has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles and Memorandum of Association or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used herein are calculated based upon 27,960,384 shares of the Ordinary Shares outstanding as of October 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Bradbury Private Investment XVIII and Bradbury Private Equity Fund E are the record holders of 14,100,000 and 625,000 shares of the issuer's Ordinary Shares, respectively, representing approximately 50.43% and 2.24% of the outstanding shares of Ordinary Shares (the "Shares"). Loo See Yuen is a director and sole shareholder of Bradbury Private Investment XVIII and Bradbury Private Equity Fund E and is deemed to share beneficial ownership of the securities held by Bradbury Private Investment XVIII and Bradbury Private Equity Fund E. Loo See Yuen shares with Bradbury Private Investment XVIII and Bradbury Private Equity Fund E the power to vote or to direct the vote and to dispose or direct the disposition of the Shares.
Transactions in the class effected during the past sixty days: None of the Reporting Persons effected any transactions in the Shares during the sixty days before the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosures set forth in Items 3 and 4 hereinabove is hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The foregoing descriptions of the Merger Agreement and Lock-Up Agreement are qualified in their entirety by reference to the Merger Agreement and the form of the Lock-Up Agreement which are filed as exhibits to the Registration Statement, and are incorporated herein by reference.

## Signatures
- Loo See Yuen: Loo See Yuen, Loo See Yuen (10/13/2026)
- Bradbury Private Investment XVIII: Loo See Yuen, Loo See Yuen, Director (10/13/2026)
- Bradbury Private Equity Fund E: Loo See Yuen, Loo See Yuen, Director (10/13/2026)